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                              March 27, 2023

       Kemal Kaya
       Chief Executive Officer
       Galata Acquisition Corp.
       2001 S Street NW, Suite 320
       Washington, DC 20009

                                                        Re: Galata Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed March 1, 2023
                                                            File No. 333-269067

       Dear Kemal Kaya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed March 1,
2023

       Risks Related to Legal Matters and Regulations
       Action by governmental authorities to restrict access..., page 64

   1. We note your revisions regarding district municipalities in Istanbul expressing concerns regarding scooter usage
and requesting scooter operators to install scooter parking spots in the congested areas,
which may result in additional capital expenditures for operators.
                                                        Please revise this risk
factor to disclose whether you have received any such notice(s)
                                                        from district
municipalities.
 Kemal Kaya
FirstName  LastNameKemal  Kaya
Galata Acquisition Corp.
Comapany
March      NameGalata Acquisition Corp.
       27, 2023
March2 27, 2023 Page 2
Page
FirstName LastName
Risk Factors
Risks Related to Marti
Risks Related to Being a Public Company
Galata may redeem the Public Warrants prior to their exercise or expiration..., page 86

2. We note your response to comment 12 and reissue in part. Please revise this risk factor to clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public shares. Additionally, please discuss here the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. We note your disclosure in your risk factor on page 97 titled "Galata may redeem unexpired Galata Warrants prior to their exercise at a time..." disclosing that you have no obligation to notify holders of the warrants that they have become eligible for redemption.
The Business Combination
Background of Business Combination, page 124

3. We note your response to comment 18, including a description of how Galata arrived at an initial enterprise value of approximately $1.1 billion for Marti based on a 10x multiple of pro forma run-rate net revenue as "detailed by Marti management in prior presentations and discussions with Galata." Please revise your disclosure to clarify which prior presentations by Marti that you are referring to here. We note the inclusion of an investor presentation as Exhibit 99.3 to your Form 8-K filed August 1, 2022 in connection with entry into the Business Combination Agreement.
4. Please expand your disclosure to discuss how you reached multiple of 10x pro forma run-
         rate revenue as a useful multiple, for example, by disclosing and discussing the projections used in reaching this multiple, comparison competitor multiples considered, and the material assumptions underlying the revenue projections for Marti as well as the limitations of the projections. We note that on page 139 you state that "the Galata Board reviewed certain financial projections prepared by Marti through the 2023 year-end."
The Business Combination
Interests of Certain Persons in the Business Combination, page 144

5. We note your response to comment 24 and reissue in part. Please revise your disclosure to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on the completion of the Business Combination. We note your revisions that the Sponsor paid an aggregate of $7,250,000 for Private
         Placement Warrants that would expire worthless if the Business Combination is not consummated as well as the fact the Sponsor paid an aggregate of $25,000 for the
         Founders Shares. Please include the current value of loans extended, fees due, and out-of-
         pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement.
 Kemal Kaya
FirstName  LastNameKemal  Kaya
Galata Acquisition Corp.
Comapany
March      NameGalata Acquisition Corp.
       27, 2023
March3 27, 2023 Page 3
Page
FirstName LastName
Key Metrics and Non-GAAP Financial Measures, page 229

6.       We note your response to comment 40 and reissue the comment. Please address the
         following:
             You state that you incurred additional expense from a one-time amendment of
              custom duties. Please explain whether the customs tax provision expense related to only e-scooters imported in 2021 or a cumulative duty for e-scooters imported from
              2019-2021.
             You state you do not foresee a similar level of uncollectible receivables to recur in
              the future. However, we note that these expenses were recognized in multiple periods and appear recurring. Additionally, the nature of these expenses related to uncollectible receivables appear to be normal, recurring cash operating expense required to generate revenue.
             You also state you do not foresee a similar level of accounts payable adjustments to
              recur in the future. However, losses associated with advances to suppliers appear to be normal, recurring cash operating expense required to generate revenue.
             Please revise or advise. Refer to Question 100.01 of the
Commission   s Non-GAAP
              Compliance and Disclosure Interpretations.
Results of Operations, page 234

7. We note your responses to comments 41 and 42 and reissue comment 42, in part. Please expand your results of operations discussion where multiple drivers are responsible for the changes, please quantify the effect for each driver identified and the underlying causes for these changes. In addition, quantify the effects of changes in price on revenues, where appropriate, for each period presented. Please explain and address any known or expected trends, such as seasonality, with respect to revenues and cost of revenues for the foreseeable future. Please discuss any events that may cause a material change in the relationship between revenues and cost of revenues. Refer to Item 303(a) of Regulation
         S-K.
Marti Technologies Inc. Financial Statements, page F-3

8. Please revise the headers for Marti Technologies Inc. interim financial statements and
         footnotes to clearly label them as    Unaudited.
 Kemal Kaya
FirstName  LastNameKemal  Kaya
Galata Acquisition Corp.
Comapany
March      NameGalata Acquisition Corp.
       27, 2023
March4 27, 2023 Page 4
Page
FirstName LastName
2 - Basis of Presentation and Going Concern
2.4 Restatement of Interim Financial Statements, page F-11

9. Please expand your disclosures to quantify the amount of error in notes 2.4.1 through
         2.4.15 as the amounts of    restatement    in the balance sheet and
the statement of
         operations includes a combination of multiple errors. For example, it is unclear the amount of depreciation that is included in cost of revenues restatement for the period ended September 30, 2022. Additionally, expand your disclosure in sufficient detail to more fully explain the nature and reasons for the identified errors. Refer to ASC 250-10-
         50-7.
General

10. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Michael E. Brandt